EXHIBIT 99.1

Brookfield Announces Reset Dividend Rate on Its series 25 Preference Shares

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, June 03, 2019 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) (“Brookfield”) today announced that it has determined the quarterly dividend on its floating rate Cumulative Class A Preference Shares, Series 25 (“Series 25 Shares”) (TSX: BAM.PR.S).

The dividend on the Series 25 Shares is paid at an annual rate, calculated for each quarter, of 2.30% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the July 1, 2019 to September 30, 2019 dividend period will be 1.00494% (3.987% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.251235 per share, payable on September 30, 2019.

Brookfield Asset Management
Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$365 billion in assets under management. The company has a 120-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media Claire Holland Vice President, Branding & Communications Tel: (416) 369-8236 Email: Claire.holland@brookfield.com	Investor Relations: Linda Northwood Director, Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com